UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. __ )

                                 Organetix, Inc.
                                 ---------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    252666106
                                    ---------
                                 (CUSIP Number)

                                November 7, 2003
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ] Rule 13d-1(b)
                              [X] Rule 13d-1(c)
                              [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------

CUSIP No. 252666106                   13G                      Page 2 of 6 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Stanley F. Druckenmiller
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            4,400,000
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             440,000
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                4,400,000
       WITH         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            440,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,840,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of Organetix, Inc., a corporation organized under the laws of the State of Delaware. The Reporting Person (as defined in Item 2(a) below) initially made an investment in a private entity, which subsequently undertook a series of transactions resulting in the Reporting Person holding the Common Stock. Since November 7, 2003 the Reporting Person has not sold or purchased any shares of the Common Stock. The Reporting Person was recently advised that the Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and has therefore undertaken to file this
Schedule 13G in accordance therewith.

Item 1(a):     Name of Issuer:
---------      --------------

     The name of the issuer is Organetix, Inc. (the "Company").

Item 1(b):     Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

     The Company's principal executive office is located at Suite 200, 603 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 2T5.

Item 2(a):     Name of Person Filing:
---------      ---------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by Mr. Stanley F. Druckenmiller (the "Reporting Person"). The Reporting Person may be deemed to beneficially own 4,400,000 Shares by virtue of his direct ownership thereof and may be deemed to have shared beneficial ownership of 440,000 shares directly owned by his wife. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None,
---------      -------------------------------------------------
               Residence:
               ---------

     The Reporting Person's address is 40 West 57th Street, 25th Floor, New York, New York 10019.

Item 2(c):     Citizenship:
---------      -----------

     The Reporting Person is a citizen of the United States of America.

Item 2(d):     Title of Class of Securities:
---------      ----------------------------

     Common Stock, par value $0.0001 ("Common Stock").

Item 2(e):     CUSIP Number:
---------      ------------

     252666106

Item 3:        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------         -----------------------------------------------------------------
               or (c), check whether the person filing is a:
               --------------------------------------------

     (a)  [ ] Broker or dealer registered under Section 15 of the Act,
     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
              (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:
------         ---------

     (a)  Amount beneficially owned: 4,840,000.

     (b) Percent of class: 5.6%. The foregoing percentage was calculated based on the 86,382,447 shares of Common Stock reported to be outstanding by the Company on its most recently filed Quarterly Report on Form 10-QSB for the period ended June 30, 2006.

     (c)  Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: 4,400,000
          (ii)   Shared power to vote or direct the vote: 440,000
          (iii)  Sole power to dispose or direct the disposition: 4,400,000.
          (iv)   Shared power to dispose or direct the disposition: 440,000


Item 5:        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:        Identification and Classification of the Subsidiary Which
------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

     Not applicable.

Item 8:        Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

     Not applicable.

Item 9:        Notice of Dissolution of Group:
------         ------------------------------

     Not applicable.

Item 10:       Certification:
-------        -------------

     The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 17, 2006


                                        STANLEY F. DRUCKENMILLER


                                        By:   /s/ Gerald Kerner
                                              ----------------------------------
                                              Name:    Gerald Kerner
                                              Title:   Attorney-in-Fact



                 [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO
                                ORGANETIX, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Power of Attorney granted by Mr. Stanley F. Druckenmiller in favor of Gerald Kerner and Joseph W. Haleski, dated April 24, 2002.